AUSTRIAN AIRLINES

02 JUN -6 AM 11:34

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02034583

SUPPL

Vienna, 7 May, 2002

Our Ref. EFP Phone / Extension 0043 5 1766 3328 Fax 0043 5 1766 3333

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

6/18

Encl.

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29 E

02 JUN -6 AM 11:34

Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

May 7, 2002

A GOOD START AS TURNAROUND IS SUCCESSFULLY INITIATED

Financial Result of the Austrian Airlines Group for the First Quarter of 2002

In the reporting period of the first quarter of 2002, the EBITDAR reached EUR 40.6m, more than double the comparable figure for the preceding year (EUR 20.2m). The EBIT improved by EUR 11.8m to EUR -40.1m, and profit before tax also rose – from EUR -61.1m in the first three months of 2001 to EUR -51.5m in the first quarter of 2002. Both the flight revenue of EUR 428.4m and operating revenue of EUR 477.8m were held at approximately the same level as the preceding year in the first quarter despite sharply reduced production (available seat kilometres were down by c. 10 %). Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group made the following initial remark: "Clearly, the far-reaching measures designed to reduce costs and increase revenue are already having positive effects in the first quarter." He continued by defining his credo for the company: "We are reforming the operational structures of the Group with real determination, and shall continue to do so in the face of the difficult work to come. While we are still in the early stages of recovery, we are extremely fortunate to have a highly motivated team that possesses the staying power that is so crucial."

<u>Financial result for the first quarter of 2002 at a glance</u>

Result ratios	Unit of measurement	1-3/2002	1-3/2001	+/- %
Revenue	EUR m	461.9	456.5	1.2
EBITDAR adjusted [1)]	EUR m	45.0	24.6	82.9
EBITDAR	EUR m	40.6	20.2	-
EBIT adjusted [1)]	EUR m	-35.7	-47.5	-
EBIT	EUR m	-40.1	-51.9	-
Profit before tax adjusted [1)]	EUR m	-52.9	-56.6	-
Profit before tax	EUR m	-51.5	-61.1	-
Cash flows from operating activities	EUR m	76.8	13.3	-
Passengers carried	Passengers	1,755,690	1,773,546	-1.0
Passenger load factor (scheduled services)	%	66.4	66.1	0.3P.
Operated flights (sched. & charter)	Flights	34.265	34.676	-1,2

1) Adjusted for profits from disposal of assets and for exchange rate valuations at reporting date

Chief Financial Officer Thomas Kleibl summarised the objectives of the turnaround for the financial year 2002 thus: "The restructuring measures that we introduced are now beginning to take hold. To guarantee their lasting effectiveness, however, it is absolutely essential to stay focused and implement those strategies with real determination. For 2002 overall, our target for the turnaround is to breakeven on an EBIT-level."

Early improvement in result

With the company holding operating revenue at the same level as the previous year while simultaneously forcing down expenditure, the Austrian Airlines Group made an improvement in its result for the first quarter of 2002 compared to same period in 2001. The EBITDAR reached EUR 40.6m (2001: EUR 20.2m). The EBIT improved by EUR 11.8m to EUR - 40.1m, while profit before tax was EUR -51.5m, following EUR -61.1m the previous year. These figures also need to be considered in the wider context of seasonal conditions, which tend to lead to negative results in the airline industry in the first quarter.

Revenue and operating revenue increased despite fall in production

In the first quarter of the year, flight revenue (EUR 428.4m) and operating revenue (EUR 477.8m) of the Austrian Airlines Group were approximately the same as the preceding year, despite sharply reduced production (ASK: -10 %). The reduction in long haul capacity in favour of short and medium haul routes with higher yields resulted in these positive structural effects.

Cash flows from operating activities increased

Following changes in the working capital, the cash flows from operating activities rose strongly to EUR 76.8m, following EUR 13.3m for the first quarter the previous year.

Slight reduction in expenditure

Operating expenses for the months January to March 2002 totalled EUR 517.9m, some EUR 6.4m or 1.2 % down on the figure for the same period the previous year. Production cutbacks led to a reduction in costs, above all in variable costs. Staff cutbacks of 968 jobs across the Group are continuing according to plan. Some 650 posts had been removed as at the end of April 2002.

Majority of excess capacity removed despite stagnating aircraft market

Investments during the first quarter totalled EUR 168.4m (-6.5 %). Based on non-alterable, long-term purchase agreements, one Canadair RJ, one B737 and one B777 aircraft have been newly integrated into the fleet since the beginning of the year. Currently existing overcapacity is either being reduced where possible or will be profitably deployed again once the markets have recovered. By April 2002, concrete agreements had been concluded for the sale of one Challenger CL600 and one Dash 8 aircraft, and the lease of two B737, three Dash 8 (with a purchasing option) and two Learjet 60 aircraft.

Chief Financial Officer Thomas Kleibl made the following statement on the efficiency of the reduction of idle capacities and postponed aircraft deliveries: "Having appraised the market conditions and designed our policies accordingly, we have either leased or sold the majority of our idle capacity. By the beginning of May, only five aircraft remained grounded. Following intensive negotiations with the manufacturers, twelve of the fifteen aircraft deliveries that were originally planned for the Austrian Airlines Group fleet have been postponed by one to two years."

Traffic on upwards trend – load factor increased

The cumulative traffic statistics for the first quarter of 2002 show that, at 1,755,690 passengers carried, total passenger volume was just 1.0 % down on the previous year. It needs to be taken into consideration, however, that total production in available seat kilometres was reduced by 10.0 per cent, while revenue passenger kilometres only fell by 8.1 %. As a result, the overall load factor (scheduled and charter services) increased by 1.4 percentage points to 69.4 %. From January to March 2002, the carriers of the Austrian Airlines Group made 34,265 individual flights, 1.2 % down on the first quarter in 2001.

Cumulative traffic statistics for the Austrian Airlines Group (Austrian Airlines, Lauda Air, Tyrolean Airways and Rheintalflug) for the first quarter of 2002 once more at a glance

TRAFFIC STATISTICS January - March 2002	Scheduled		Charter		Total	
	01-03/2002	+/- % prev. year	01-03/2002	+/- % prev.year	01-03/2002	+/- % prev.year
Passengers carried 000	1,595	-0.6	161	-4.6	1,756	-1.0
Available seat km (ASK) m	4,235.6	-13.7	809.3	+16.6	5,044.9	-10.0
Revenue passenger km (RPK) m	2,812.0	-13.4	687.1	+22.2	3,499.1	-8.1
Passenger load factor %	66.4	+0.3 P.	84.9	+3.9 P.	69.4	+1.4 P.
Total available tonne km (ATK) m	574.4	-14.9	103.6	+30.8	678.0	-10.1
Total revenue tonne km (RTK) m	371.3	-12.4	72.3	+35.1	443.6	-7.0
Overall load factor %	64.6	+1.8 P.	69.8	+2.2 P.	65.4	+2.1 P.

Chief Commercial Officer Josef E. Burger made the following comment on the scheduled services result in the current interim accounts: "We have succeeded in improving the EBIT for the scheduled service segment by EUR 13.0m to EUR -36.2m (2001: EUR -49.2m). Overall, this means that the level of revenue for scheduled services of EUR 391.8m is already 1.7 % up on the figure for the first quarter of 2001." Looking to the future, Mr. Burger added that, "... our strategic conception of the summer schedule is now based upon expanding our domestic market and market position in Western Europe, continuing to intensify East-West transfer via Vienna and consolidating long haul traffic by steadily focusing our services. Based on these prerequisites, we shall continue to increase efficiency in the second and third quarters. At the same time, the onset of increased travelling activity over the summer months will enable us to earn additional flight revenue."

Next Financial Result Publication:

Half-Year Result of the Austrian Airlines Group on 20 August 2002

Next Traffic Statistics:

Traffic Statistics of the Austrian Airlines Group for April 2002 on 16 May 2002

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

ad-02-07e (erg1qu02).doc

January – March 2002

Rule 12g3-2(b) File No. 82-4970

The Austrian Airlines Group at a glance

		1–3/2002	1–3/2001	+/– %
Revenue	EURm	461.9	456.5	1.2
EBITDAR adjusted[1]	EURm	45.0	24.6	82.9
EBITDAR	EURm	40.6	20.2	–
EBIT adjusted[1]	EURm	–35.7	–47.5	–
EBIT	EURm	–40.1	–51.9	–
Profit before tax adjusted[1]	EURm	–52.9	–56.6	–
Profit before tax	EURm	–51.5	–61.1	–
Cash flows from operating activities	EURm	76.8	13.3	–
Passengers carried		1,755,690	1,773,546	–1.0
Passenger load factor (scheduled services)	%	66.4	66.1	0.3P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date

AUSTRIAN AIRLINES GROUP ➤

Highlights

- Significant reduction in capacity (ASK: −10.0 %)
- Switch in production from long haul to short and medium haul routes
- Passenger load factor (scheduled services) in March: +3.7P
- Employees agree to measures aimed at reduction in salary costs
- EBIT up by EUR 11.8m to EUR −40.1m
- Profit before tax: EUR −51.5m compared to EUR −61.1m

Contacts

Investor Relations

Karl H. Knezourek

Phone: ++43 (0) 5 1766 – 3642

Fax: ++43 (0) 5 1766 – 3333

E-mail: investor.relations@aua.com

Internet: http://www.aua.com

Communications

Johannes Davoras

Phone: ++43 (0) 5 1766 – 1230

Fax: ++43 (0) 1 688 65 26

E-mail: public.relations@aua.com

Austrian Airlines Head Office

1107 Vienna, Fontanastrasse 1

Phone: ++43 (0) 5 1766 – 0

Fax: ++43 (0) 1 688 55 05

Internet: http://www.aua.com

Dear Shareholders,

When we took up our posts on the new Board of Management of the Austrian Airlines Group in October 2001, the company – indeed, the airline industry worldwide – was in crisis. In an effort to deal with the situation, we immediately developed a new and clear corporate strategy. The objectives of the new concept include value orientation and the expansion of profitable operations, primarily our services from and to Austria and West-East transfer. We also introduced a far-reaching programme of cost and capacity reduction, which we shall be continuing through the removal of idle capacity in future.

Overall, the development since January 2002 has been in line with our expectations. We have reduced long haul capacity in favour of short and medium haul routes with higher yields. As a result, we succeeded in better matching capacity with demand. By the end of March, the passenger load factor – indicator for capacity utilisation on scheduled services – had returned to its level for the previous year.

Despite sharply reduced production levels (available seat kilometers down by 10%), we have achieved a small increase in flight revenue and operating revenue during the first quarter of 2002, while simultaneously forcing expenses down. In this way, the Austrian Airlines Group has moved towards the targeted improvements in the area of operations.

Three months into the year, we are cautiously optimistic about trends in demand and wider political and economic stability. In line with defined strategic principles compatible with market conditions, the Austrian Airlines Group has consistently oriented production in the summer schedule to exclusively profitable routes. Frequency increases in Western Europe, the selective introduction of new destinations in Central and South-Eastern Europe and concentration on specific long haul operations all correspond with our strategic core objective of value orientation.

The crisis is not yet over. However, with the confidence shown by our customers and the commitment of our employees, we are certain the Austrian Airlines Group will achieve its established goals.

Vagn Soerensen | Josef Burger | Walter Bock | Thomas Kleibl

Business Trends

IAS Statement of Changes in Shareholders' Equity

Shareholders' equity as at 31.12.2001	EURm	529.1
Dividend payment	EURm	[illegible]
Net loss	EURm	–51.8
Shareholders' equity as at 31.03.2002	EURm	477.3

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2001.

Revenue and operating revenue improved slightly despite lower production

In the first quarter of the year, flight revenue (EUR 428.4m) and operating revenue (EUR 477.8m) of the Austrian Airlines Group were approximately the same level as in the preceding year, despite sharply reduced production (ASK: –10 %). As a result, the Austrian Airlines Group has made the first step towards an improvement in the area of operations. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Selected fare increases also contributed towards the yield rise.

Slight fall in expenditures

Operating expenses for the months January to March 2002 totalled EUR 517.9m, some EUR 6.4m (1.2 %) down on the figure for the same period the previous year. Production cutbacks led to a significant reduction in variable costs. The reduction in staff numbers is continuing according to plan.

Improvement in result

With the company keeping operating revenue at approximately the same level as the previous year while simultaneously forcing down expenditure, the Austrian Airlines Group achieved a clear improvement in its result for the first quarter of 2002 compared to same period in 2001. The EBITDAR reached EUR 40.6m (2001: EUR 20.2m). The EBIT improved by EUR 11.8m to EUR –40.1m, while profit before tax was EUR –51.5 m,

following EUR −61.1m the previous year. These figures need to be considered in the wider context of seasonal conditions, which tend to lead to negative results in the airline industry in the first quarter. We confidently expect to see additional flight revenue with the onset of higher levels of travelling activity over the summer months. As a result, we are assuming a slightly positive EBIT for the financial year 2002 overall.

Increase in cash flows from operating activities

Following changes in the working capital, the cash flows from operating activities rose considerably to EUR 76.8m, following EUR 13.3m for the comparison period the previous year.

Surplus capacities reduced

Investments during the first quarter totalled EUR 168.4 m (−6.5 %). Based on non-alterable, long-term purchase agreements, one Canadair RJ, one B737 and one B777 aircraft have been newly integrated into the fleet since the beginning of the year. Other aircraft deliveries originally planned for 2002 have been postponed by an average of one to two years, in agreement with manufacturers. Currently existing overcapacity is either being reduced where possible or will be profitably deployed again once the markets have recovered. By April 2002, concrete agreements had been concluded for the sale of one Challenger CL600 and one Dash 8 aircraft, and the lease of two B737, three Dash 8 (with a purchasing option) and two Learjet 60 aircraft.

Segment Reporting

Under IAS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** was reduced sharply in the first quarter of 2002 as it was adjusted to lower levels of demand. Available seat kilometers fell by 13.7 %, while revenue passenger kilometers – used as a measure of demand – fell by 13.4 %. Consequently, the passenger load factor rose to 66.4 % (+0.3P.). The number of passengers carried stagnated at 1,594,581 (−0.6 %). With revenues of EUR 391.8m (+1.7 %), the EBIT for the scheduled service segment was EUR −36.2m, an improvement of EUR 13.0m on the same period the previous year (EUR −49.2m).

In the **charter service segment**, production increased compared to the preceding year due to a combination of new business and the transferral of former scheduled services to charter operations. Available seat kilometers (+16.6 %) and revenue passenger kilometers (+22.2 %) both increased markedly. In this context, revenue in this segment totalled EUR 36.6m, against EUR 32.0m for the comparable period last year. The EBIT fell from EUR −3.4m to EUR −4.1m.

The **complementary services segment** (which includes catering, the Travel Value Shops, third party passenger handling and aircraft leasing) recorded revenues of EUR 33.5m (−14.5 %) in the reporting period, which translates into an EBIT of EUR 0.2m, after EUR 0.7m the preceding year.

Taken by **geographical segment**, scheduled services to North America, the Far East and the Middle East all fell sharply, while routes to Central, South-Eastern and Western Europe began to recover. In the charter segment, services to Denpasar (Bali), Bangkok/Phuket and Egypt all showed positive trend during the winter season.

Austrian Airlines on the Capital Market

Austrian Airlines share price recovers

Following its collapse in the wake of the events of 11 September, the Austrian Airlines share price recovered strongly in the first months of the year. On 2 May, the Austrian Airlines share price closed at EUR 9.60, representing a rise of 23.1 % against the price at the beginning of the year (EUR 7.80).

Dividend payment cancelled for 2001

Against the background of the clearly negative annual result, the Board of Management proposes to the Annual General Meeting of Shareholders not to pay a dividend for the financial year 2001. This dividend policy will be maintained in the short term in an effort to strengthen the equity ratio as part of the current reorientation of the Group.

Investor Relations – intense interest from the Financial Community

The Austrian Airlines Group continues to provoke strong interest amongst analysts and investors both in Austria and abroad. At the beginning of April, the company provided wide-ranging information as part of a three-day roadshow for European institutional investors. A number of renowned international investment and brokerage houses have published research about the company during the reporting period. In their assessments the analysts assume a positive business trend at the company in the medium term. The current strategic reorientation of the Group is considered a decisive component in the success of the turnaround.

At times of far-reaching change such as these, an active and transparent information policy towards the financial community is particularly important. To enhance this guiding principle, Austrian Airlines has redesigned the Investor Relations section of its Internet website (www.aua.com) in order to provide the reader with additional information.

Financial Calendar

Half-Year Results	20 August 2002
Third Quarter Results	19 November 2002
Preliminary Results 2002/Forecast 2003	12 December 2002

January – June 2001

IAS Consolidated Balance Sheet

EURm Assets	31/3/2002	31/12/2001	+/– %
Aircraft	2,918.1	2,798.1	4.3
Other tangible and intangible assets	180.3	184.2	–2.1
Financial assets	333.2	378.1	–11.9
Other non-current assets and deferred tax assets	177.1	137.0	29.3
Non-current assets	3,608.7	3,497.4	3.2
Inventories and trade receivables	442.7	363.3	21.9
Short-term investments and cash	248.7	297.0	–16.3
Total assets	**4,300.1**	**4,157.7**	**3.4**
Shareholders' equity and liabilities			
Shareholders' equity	477.3	529.1	–9.8
Minority interests	2.6	2.4	8.3
Non-current liabilities	2,744.9	2,647.4	3.7
Current liabilities	1,075.3	978.8	9.9
Total shareholders' equity and liabilities	**4,300.1**	**4,157.7**	**3.4**

IAS Consolidated Income Statement

EURm	1–3/2002	1–3/2001	+/– %
Flight revenue	428.4	417.3	2.7
Other revenue	33.5	39.2	–14.5
Revenue	461.9	456.5	1.2
Other operating income and changes in inventories	15.9	15.9	–
of which profit from the disposal of fixed assets	1.3	2.1	–38.1
Operating revenue	477.8	472.4	1.1
Expenses for materials and services excl. rentals	281.6	296.5	–5.0
Personnel expenses	99.1	99.5	–0.4
Other operating expenses	56.5	56.2	0.5
EBITDAR	40.6	20.2	[illegible]
EBITDAR adjusted[1]	45.0	24.6	82.9
Depreciation and amortisation	57.2	52.5	9.0
Rentals	23.5	19.6	19.9
EBIT	–40.1	–51.9	[illegible]
EBIT adjusted[1]	–35.7	–47.5	[illegible]
Financial result	–11.4	–9.2	–23.9
of which profit from the disposal of financial assets	5.8	–0.1	[illegible]
Profit before tax	–51.5	–61.1	[illegible]
Profit before tax adjusted[1]	–52.9	–56.6	[illegible]
Net loss	–51.8	–60.7	[illegible]
Earnings per share EUR	–1.52	–1.79	[illegible]

IAS Cash Flow Statement

	1–3/2002	1–3/2001	+/– %
Cash flows from operating activities EURm	76.8	13.3	[illegible]
Investments and downpayments EURm	168.4	180.2	–6.5

Employees

	1–3/2002	1–3/2001	+/– %
Average	7,427	7,850	–5.4
End of period	7,422	7,899	–6.0

Key Market Figures

	1–3/2002	1–3/2001
Reuters code	AUAV.VI	
Share price High EUR	10.52	16.52
Share price Low EUR	7.86	11.85
Share price (end of period) EUR	9.92	12.85
Market Capitalisation (end of period) EURm	337.3	436.9
Turnover on Vienna Stock Exchange EURm	42.1	51.6

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date

Traffic Statistics (scheduled and charter traffic)

Scheduled traffic	1–3/2002	1–3/2001	+/– %
Passengers carried	1,594,581	1,604,746	–0.6
Block hours	56,667	59,101	–4.1
Revenue passenger kilometers (000)	2,812,026	3,246,310	–13.4
Available seat kilometers (000)	4,235,607	4,910,632	–13.7
Passenger load factor in %	66.4	66.1	0.3P
ATK (000)	574,425	674,707	–14.9
RTK (000)	371,316	423,668	–12.4
Load factor in %	64.6	62.8	1.8P
Freight tons	25,209	30,026	–16.0
Charter			
Passengers carried	161,109	168,800	–4.6
Block hours	6,031	6,170	–2.3
Available seat kilometers (000)	809,333	694,250	16.6
Total			
Passengers carried	1,755,690	1,773,546	–1.0
ATK (000)	677,997	753,907	–10.1
RTK (000)	443,621	477,192	–7.0